UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2022

Commission File No. 0001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC V6E 3X1 CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T “Rule” 101(b)(7) [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2022	SILVERCORP METALS INC.

/s/ Derek Liu
Derek Liu
Chief Financial Officer

EXHIBIT INDEX

EXHIBITS 99.4, 99.5, 99.6 AND 99.7 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-249939), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release - (May 26, 2022) [Silvercorp Reports Adjusted Earnings of $52.4 Million, $0.30 per Share, and Cash Flow from Operations of $107.4 Million for Fiscal 2022]
99.2	Form 52-109F1 Certificate of Annual Filings - full certificate - CFO
99.3	Form 52-109F1 Certificate of Annual Filings - full certificate - CEO
99.4	Silvercorp Metals Inc. Financial Statements for year ended March 31, 2022
99.5	Silvercorp Metals Inc. MD&A for year ended March 31, 2022
99.6	Consent of Deloitte LLP
99.7	Consent of Guoliang Ma